

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

July 30, 2013

Via E-mail
Mr. Robert M. Garst
Chief Executive Officer
Riverview Financial Corporation
200 Front Street, PO Box B
Marysville, Pennsylvania 17053

Mr. Mark F. Ketch
President and Chief Executive Officer
Union Bancorp, Inc.
25 S. Centre Street
Pottsville, Pennsylvania 17901

Re: **Riverview Financial Corporation**
Union Bancorp, Inc.
Amendment No. 1 to the Registration Statement on Form S-4
Filed July 19, 2013
File No. 333-188193

Dear Mr. Garst and Mr. Ketch:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4

The Consolidation, page 36

1. We note your response to comment 9. On page 43, Ambassador states that it relied upon projections provided by Union and Riverview. Similarly, on page 60, you state

Mr. Robert M. Garst
Riverview Financial Corporation
Mr. Mark F. Ketch
Union Bancorp, Inc.
July 30, 2013
Page 2

that senior management teams at both Riverview and Union provided KBW with projections. As we requested in our previous letter, revise the registration statement to disclose all material non-public information provided by Union or Riverview to the other party's financial advisor. Alternatively, please provide your analysis supporting your conclusion that the information provided was not material non-public information.

Union, page 38

2. We note your response to comment 10. We note Union's Board rejected an offer from a second institution that appeared to project a higher per/share value for Union than the offer from Riverview. The offer also consisted of ten percent cash/90 percent stock as compared to all stock from Riverview. Please revise your disclosure on page 40 to discuss the fact that Union received a bid that might have been higher that the bid that they accepted, but that the Union Board concluded to accept Riverview's bid and has recommended that shareholders approve the transaction. Also, please provide additional disclosure to explain the basis for the Union Board's conclusion on page 39 that the offer from Riverview was "superior" to the proposal from the second institution.

Certain Material Federal Income Tax Consequences, page 81

3. We note your response to comment 15. As we requested, state that counsel has opined that the consolidation should be treated as a reorganization under the Internal Revenue Code.

Exhibit 5.1 Legal Opinion

4. We note your response to comment 20. As we requested, please revise the opinion so that you are not assuming the legal conclusion that the issuance of Newco's shares will be in compliance with state and federal law. It is appropriate for counsel to assume that specific actions and approvals will be obtained. We note that Newco is not yet a legal entity. Accordingly, please confirm that you will file, no later than the closing date of the offering, an unqualified opinion by post-effective amendment or on Form 8-K to the extent such filings are incorporated by reference into the registration statement.

Mr. Robert M. Garst
Riverview Financial Corporation
Mr. Mark F. Ketch
Union Bancorp, Inc.
July 30, 2013
Page 3

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Paul Cline at (202) 551-3851 or John P. Nolan, Senior Assistant Chief Accountant at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. You may contact either Jonathan E. Gottlieb at (202) 551-3416 or at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel